

December 3, 2009

Mr. Craig M. McKenzie
Chief Executive Officer
Toreador Resources Corporation
13760 Noel Road, Suite 1100
Dallas, TX 75240

> **Re: Toreador Resources Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-163067**
> **Filed November 12, 2009**

Dear Mr. McKenzie:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Purchase Contracts and Share Purchase Units, page 13

1. We note that the share purchase units may consist of a share purchase contract and, among other securities, the "debt obligations of third parties." Please explain how you plan to comply with the registration requirements of the Securities Act in effecting the distribution of those third-party securities. Provide us with an analysis as to whether you are required to register these third party obligations, and tell us whether you will obtain and file a legal opinion regarding any third party debt securities included in the stock purchase units.

2. We also note that the share purchase units may consist of a share purchase contract and "any other security described in the applicable prospectus supplement. . . ." Please identify these other securities and advise us whether you are registering the offer and sale of such securities on this registration statement.

Where You Can Find Additional Information, page 16

3.   Please revise your filing to incorporate by reference the current report on Form 8-K that you filed on December 2, 2009. See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at: http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Exhibit 5.1

4.   Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate opinions.

5.   We note counsel's statement in the final paragraph that the opinion is for your use only and may not be furnished, quoted, or relied upon by any other person or entity without counsel's prior written consent. Please obtain and file a revised legal opinion that does not include this statement, as investors are entitled to rely on the legal opinion provided in connection with this offering.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jon J. Lyman
        Willkie Farr & Gallagher LLP